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CONFIDENTIAL TREATMENT REQUESTED

BY POSHMARK, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

December 18, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Re:	Poshmark, Inc.
Registration Statement on Form S-1
File No. 251427

Ladies and Gentlemen:

On behalf of our client, Poshmark, Inc. (“Poshmark” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 251427), confidentially submitted to the Commission on September 25, 2020, November 10, 2020 and December 4, 2020, and publicly filed on December 17, 2020 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Prior to the completion of the Company’s initial public offering (the “IPO”), the Company intends to file an amended and restated certification of incorporation which will effect the reclassification of its common stock into Class A common stock and Class B common stock (the “Reclassification”), and all information presented in this supplemental letter has been adjusted to reflect such Reclassification as if it had already occurred prior to the date hereof.

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The Company supplementally advises the Staff that on December 14, 2020, representatives of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and Barclays Capital Inc., the lead underwriters (the “Lead Underwriters”) for the IPO, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[****] to $[****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****] per share (the “Midpoint Price”).

The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants and restricted stock unit awards (“RSUs”) made by the Company’s board of directors (the “Board”) or compensation committee of the Board for the preceding twelve months through the date of this letter.

Equity Award Issuances by the Company in the Preceding Twelve Months

Information regarding grants of stock options and RSUs to the Company’s directors and employees in the preceding twelve months is summarized in the following tables:

Stock Options

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Fair Value of Underlying Share of Common Stock
September 17, 2020	195,556	$21.03	$21.03

Restricted Stock Units

Grant Date	Number of Units Granted	Fair Value of Underlying Share of Common Stock
March 12, 2020	168,720	$15.08
May 20, 2020	549,362	$18.06
August 20, 2020	1,058,079	$21.03
August 21, 2020	73,177	$21.03
November 20, 2020	141,889	(a)

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(a)

Fair value will be determined for financial reporting purposes by assuming that the fair value of the Company’s common stock increased on a linear basis from the August 10, 2020 fair value of $21.03 to the midpoint of the Roadshow Price Range to be set forth in the preliminary prospectus filed in connection with the IPO.

As described in the section titled “Common Stock Valuation” on pages 89 through 90 of the Registration Statement, the fair value of the Company’s Class A common stock has historically been determined by the Company’s board of directors (the “Board”). Given the absence of a public trading market for the Company’s Class A common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s Class A common stock, including contemporaneous third-party valuations of its Class A common stock (each, a “Valuation Report,” and collectively, the “Valuation Reports”).

Summary of Valuation Reports

The February 29, 2020 Valuation Report and the August 10, 2020 Valuation Report employed a scenario analysis using the Probability-Weighted Expected Return Method (“PWERM”), whereby such reports considered three potential future scenarios for the Company. Each of the scenarios assumed a shareholder exit, either through:

•	IPO (two exit scenarios modeled), or

•	Late Exit (i.e., considered IPO might also be deferred and the Company was unsure what exit value it might achieve in a postponed exit scenario, consistent with market participant assumptions).

The results of the February 29, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Probability-weighted Present Value per Common Share	Discount for Lack of Marketability	Common Share Value
PWERM Analysis
Low Multiple IPO Scenario – March 2021	35.0%	$16.65	16.5%	$13.90
High Multiple IPO Scenario – March 2021	35.0%	$21.84	16.5%	$18.24
Later Exit – July 2021	30.0%	$15.02	15.0%	$12.76
February 29, 2020 Valuation Fair Value	100.0%	$17.98	16.1%	$15.08

Additionally, the results of the August 10, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

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	Scenario Probability	Probability-weighted Present Value per Common Share	Discount for Lack of Marketability	Common Share Value
PWERM Analysis
Low Multiple IPO Scenario – March 2021	37.5%	$26.11	15.0%	$22.19
High Multiple IPO Scenario – March 2021	37.5%	$29.78	15.0%	$25.32
Later Exit – November 2021	25.0%	$15.23	15.5%	$12.87
August 10, 2020 Valuation Fair Value	100.0%	$24.77	15.1%	$21.03

For financial reporting purposes, the Company retrospectively assessed the fair value used for computing stock-based compensation expense for equity grants after considering the fair value reflected on the relevant Valuation Report and other facts and circumstances on the date of grant, and used linear interpolation to determine the estimated fair value, when considered appropriate. The Company determined the fair value per share for May 20, 2020 grants by linearly interpolating on a daily basis the increase between the fair value per share of the Company’s Class A common stock from February 29, 2020 to August 10, 2020, as set forth in the Valuation Reports that calculated the fair value per share of the Company’s Class A common stock shortly prior to and shortly after the date of grant. The August 10, 2020 Valuation Report determined that the fair value of the Company’s Class A common stock was $21.03 per share.

The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because it did not identify any single event that occurred from February 29, 2020 through the date of the May grants that would have caused a material change in fair value, and the August 10, 2020 Valuation Report took into account the secondary sale agreements to sell 647,802 shares of common stock to new and existing stockholders of the Company at a purchase price of $22.50 per share.

The fair value of the September grants was based on the August Valuation Report as this was deemed to provide the most reasonable basis for the valuation of the Class A common stock because the Company did not identify any single event that occurred from August 10, 2020 to the date of the September grants that would have caused a material change in fair value, and the August 10, 2020 Valuation Report took into account third-party secondary sale agreements to sell 647,802 shares of common stock to new and existing stockholders of the Company at a purchase price of $22.50 per share.

The fair value for the November grants will be determined by linearly interpolating the increase between the fair value per share of the Company’s Class A common stock, as determined by the Board considering the most recently completed Valuation Report (which provided that the Company’s fair value per share as of $21.03), and the midpoint of the Roadshow Price Range to be set forth in the preliminary prospectus filed in connection with the IPO.

Analysis of Differences Between Stock-Based Compensation Expense for September Grants and Midpoint Price

As noted above, the Preliminary Price Range is between $[****] to $[****] per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Company’s Board of Directors, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation

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Reports in determining fair value for the September grants. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly-traded companies across a range of metrics, with a primary focus on revenue and gross merchandise value of the goods transacted on such companies’ platforms.

The Company believes the principal factors that contributed to the $[****] per share difference between $[****], the Midpoint Price, and $21.03, the per share fair value of the Company’s Class A common stock used to record stock-based compensation expense for the September grants, were as follows:

•

The Board made its determination of the fair value of the Company’s Class A common stock as of February 29, 2020 and August 10, 2020 based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on economic growth, impact on retail stores, adoption of eCommerce, the interest rate environment, and global economic trends. As of February 29, 2020 and August 10, 2020, the dates of the relevant Valuation Reports, the impact of the COVID-19 pandemic on the Company and the global economy were nascent and rapidly evolving. The uncertainty caused by the COVID-19 pandemic also impacted the Company’s ability to forecast revenue and profitability for use in the Valuation Reports, and the Company’s profitability forecasts have consistently been exceeded and revised upward with each Valuation Report subsequent to February 29, 2020.

•

In addition, in July 2020 the Company was approached by two different investors to acquire a stake in the Company either as primary or secondary capital. The Company chose to pursue a deal with Owl Rock Capital Group and issued a $50.0 million convertible note in September 2020, that would convert into shares in connection with a qualified IPO and would be at discount to the IPO price. The Company turned down a third-party investor that had offered a preferred equity investment option. The final 409a price as of August 10, 2020 of $21.03 per share was an 11% discount to the offer the third-party investor made. In addition, the same third-party investor offered to buy secondary shares from certain employees at a price of $21.00 per share. Ultimately the price was surpassed by other investors, and those employees entered into secondary sale agreements to sell 647,802 shares of common stock in August 2020 at a purchase price of $22.50 per share, for an aggregate purchase price of $14.6 million.

•

The Preliminary Price Range was informed by recent results of the business. In the quarter ended September 30, 2020, the Company reported revenue of $68.8 million, compared to $50.0 million for the quarter ended September 30, 2019, representing growth of 38%, exceeding internal projections, and a net income profit of $10.8 million for the quarter ended September 30, 2020, compared to a net loss of $12.4 million for the quarter ended September 30, 2019. Marketing expenses represented 60% and 65% of revenue in 2018 and 2019, respectively. We significantly reduced our investment in marketing to 17% of revenue in the second quarter of 2020 and 28% of revenue in the third quarter of 2020 in response to the COVID-19 pandemic. These changes meaningfully changed the profitability of the business. During the quarter ended June 30, 2020, the Company reached an Adjusted EBITDA margin of 35%. These changes and improvements were accounted for in the Company’s forecasts which were utilized for the August 10, 2020 valuation analysis.

•

The Preliminary Price Range took into account the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company (the “Comparable Companies”). The Company’s key Marketplace Comparable Companies include the following: Etsy Inc., Farfetch Ltd, The RealReal Inc., Mercari, Inc., Upwork Inc. and Fiverr International Ltd. On average, the share prices of Comparable Companies have increased by 62% from August 10, 2020 to December 11, 2020.

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•

The Preliminary Price Range took into account the recent performance of successful initial public offerings of technology companies. Since November 20, 2020, a number of technology companies have completed their initial public offerings, including Airbnb, DoorDash, and C3.ai, with all three companies trading up meaningfully by 113%, 86%, and 120%, respectively, on their first day of trading from their initial public offering price. This suggests a favorable market for companies that are similar to the Company in executing and completing initial public offerings. Further, the valuations for recent technology company initial public offerings have increased dramatically compared to those earlier in 2020, due in part to the favorable market conditions and strong revenue growth.

•

Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital markets continue to reward high growth technology companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for on-line solutions.

•

Since September 2020, the Company has taken several steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaged six additional underwriters, and confidentially filed multiple Registration Statements with the Commission and responded to a number of inquiries by the SEC examiners.

•

The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the Class A common stock as of February 29, 2020 and August 10, 2020 appropriately represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. This weighted-average discount for lack of marketability for the Company’s Class A common stock was 16.1% as February 29, 2020 and was 15.1% as of August 10, 2020. This discount helps to account for the difference between the estimated fair value for the September grants and the Preliminary Price Range.

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the February 29, 2020 Valuation Report weighted the probability of a successful IPO within one year of the measurement date at 70%, and the August 10, 2020 Valuation Report weighted the probability of a successful IPO within one year of the measurement date at 75%. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the probability of consummating a successful IPO was far from certain during these prior periods.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s Class A common stock, which is reflected in the Preliminary Price Range.

•

Notably, the August 10, 2020 Valuation Report estimated a value of the Company’s common stock on that date to be $29.78 in the IPO high multiple IPO scenarios prior to applying a DLOM, which is within the Preliminary Price Range.

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Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its Class A common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide. Further, the Company believes that the stock-based compensation expense that it recorded through September 30, 2020, is appropriate in light of the foregoing analysis.

*****

Securities and Exchange Commission December 18, 2020 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY POSHMARK, INC.

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 752-3227 or hmayon@goodwinlaw.com.

Sincerely,

Goodwin Procter LLP

/s/ Heidi E. Mayon
Heidi E. Mayon